RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

DEVELOPMENT, NOT EXPLOITATION, THE KEY TO MINING SUCCESS IN AFRICA

Bamako, Mali, 22 October 2007 – Responsible mining is capable of creating general economic welfare for its host communities in Africa which could long survive the mines themselves, says Randgold Resources chief executive Mark Bristow.

Speaking at a media briefing here today, Bristow said the utilisation of natural resources was often the best and sometimes the only way of alleviating the pressing problem of poverty in much of Africa. For the full benefit to be spread throughout the affected communities, however, mining companies had to take an enlightened long-term view of their activities, give priority to the development of sustainable operations, and build mutually rewarding partnerships with the governments and people of their host countries.

“If you’re driven only by dollars, you shouldn’t be mining in Africa,” Bristow said. “Here, you must accept that you have to invest in the future and that you also have a responsibility to make a tangible contribution to such things as infrastructural development and social upliftment programmes.

Bristow said Mali presented an outstanding example of what this approach could achieve. He noted that over the past 10 years, Randgold Resources alone had invested and reinvested more than US$1 billion there. During that time, the mines it developed at Morila and Loulo – in areas where there had been little economic activity other than subsistence farming – had paid US$500 million directly to the government in taxes, royalties and dividends. It was the largest single taxpayer in the country as well as its largest private-sector employer, having provided more than 3 000 Malians with skills and careers. These in turn are estimated to have generated economic benefit for a further 60 000 local people. In line with its policy of local empowerment, the company’s general manager for Mali, the general manager of Loulo mine and a substantial proportion of the management team were all Malian nationals.

“Randgold Resources is also committed to the integration of environmental and social impact management into its business activities, and operates to international standards in this regard. On the social responsibility front, Morila last year spent more than US$160 000 on direct community development while Loulo spent more than US$240 000 on projects ranging from building and equipping schools to malaria control programmes,” he said.

“These initiatives are not undertaken unilaterally but are the products of close consultation with the local communities. We have also consulted a range of NGOs and aid organisations about our approach to social and environmental management and will continue to do so.”

Bristow noted that in Mali, as in the other African countries in which Randgold Resources operates, the mining industry is in fact closely regulated by the relevant authorities.

“In Africa, it is not enough for a company to be profitable – it also has to be a responsible corporate citizen and a good neighbour, with a demonstrable long-term commitment to its host country,” he said.

“Randgold Resources has put its money where its mouth is. Given a commensurate commitment to investment, development and constructive cooperation by the other parties with an interest in the welfare of this region – and that includes not only mining companies and governments but also aid organisations – I believe we can create economic welfare capable of long outliving the mines on which it was based. And that is the antithesis of exploitation.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 20 7557 7730	General Manager Mali Mahamadou Samaké +223 220 8232

Investor & Media Relations Kathy du Plessis +44 20 7557 7738 or +27 83 266 5847 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER:

Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.